Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Three and six months ended June 30, 2007 and 2006 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	June 30, 2007	December 31, 2006

Assets
Current assets:
Cash	$105,684,294	$40,391,913
Marketable securities (Note 4)	-	3,536,397
Accounts receivable and other	1,265,446	696,975
Due from related party	120,279	88,154
	107,070,019	44,713,439
Long-term investments (Note 5)	7,990,554	1,330,994
Investment in Aurora Energy Resources Inc. (Note 6)	35,596,899	37,508,155
Equipment	523,381	308,581
Exploration properties and deferred exploration
expenditures (Note 7)	19,045,497	18,450,217
	$170,226,350	$102,311,386
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$364,035	$1,375,149
Other liabilities (Note 7(c))	411,019	-
	775,054	1,375,149
Future income taxes	849,462	1,572,172
Shareholders' Equity
Share capital (Note 8)	159,631,613	88,176,082
Contributed surplus	12,025,573	5,484,416
Warrants	-	1,429,041
Accumulated other comprehensive income	2,638,837	-
Retained earnings (accumulated deficit)	(5,694,189)	4,274,526
	168,601,834	99,364,065
	$170,226,350	$102,311,386
Nature of operations (Note 1)
Subsequent event (Note 3)

The accompanying notes form an integral part of these consolidated interim financial statements.

Approved by the Board of Directors:

"George Bell"	"Jo Mark Zurel"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Operating expenses:
Stock-based compensation	$6,749,642	$2,313,792	$6,894,009	$2,576,105
Write-down of exploration properties and deferred exploration
expenditures	1,789,515	798	1,789,515	2,004
Wages and benefits	300,992	226,904	663,158	402,018
Property investigation	365,558	404,076	448,424	481,244
Investor relations, promotion and advertising	183,326	191,394	468,087	457,645
Office and general	118,823	59,654	220,240	159,370
Legal	110,853	13,828	175,842	39,298
Listing and filing fees	75,864	22,467	209,518	112,737
Accounting and audit	51,027	42,297	62,241	55,261
Rent	24,109	27,232	55,703	46,746
Amortization	19,739	19,016	48,504	36,480
Consulting fees	3,370	21,763	32,033	50,182

Loss from operations	9,792,819	3,343,221	11,067,274	4,419,090

Other income (expenses):
Interest income	1,079,898	297,915	1,601,912	410,216
Dilution gain (Note 6)	275,521	1,763,527	774,309	13,651,165
Change in fair value of financial instruments (Note 5)	135,848	-	789,269	-
Loss on sale of marketable securities (Note 4)	-	-	(366,143)	-
Loss on disposal of capital assets	-	(2,763)	-	(2,763)
Foreign exchange loss	(137,858)	(71,483)	(147,496)	(53,761)
Equity in loss of Aurora Energy Resources Inc.	(1,293,576)	(815,243)	(2,685,565)	(3,264,617)

	59,833	1,171,953	(33,714)	10,740,240

Income (loss) before income taxes and discontinued operations	(9,732,986)	(2,171,268)	(11,100,988)	6,321,150

Current income tax expense	811	-	811	-
Future income tax recovery	(245,600)	(359,779)	(470,925)	(1,889,566)

	(244,789)	(359,779)	(470,114)	(1,889,566)

Income (loss) before discontinued operations	(9,488,197)	(1,811,489)	(10,630,874)	8,210,716

Loss from discontinued operations	-	-	-	(7,842)

Net income (loss) for the period	$(9,488,197)	$(1,811,489)	$(10,630,874)	$8,202,874

Basic earnings (loss) per common share	$(0.14)	$(0.03)	$(0.16)	$0.16
Diluted earnings (loss) per common share	$(0.14)	$(0.03)	$(0.16)	$0.14

Weighted average number of common shares outstanding
Basic	67,795,165	55,038,852	65,309,052	52,023,909
Diluted	67,795,165	55,038,852	65,309,052	56,600,755

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Cash provided (used for):
Operating activities:
Earnings (loss) for the year before discontinued operations	$(9,488,197)	$(1,811,489)	$(10,630,874)	$8,210,716
Items not affecting cash:
Future income taxes	(245,600)	(359,779)	(470,925)	(1,889,566)
Stock-based compensation	6,749,642	2,313,792	6,894,009	2,576,105
Write-down of exploration properties	1,789,515	798	1,789,515	2,004
Amortization	19,739	19,016	48,504	36,480
Loss on disposal of capital assets	-	2,763	-	2,763
Loss on sale of marketable securities	-	-	366,143	-
Change in fair value of financial instruments	(135,848)	-	(789,269)	-
Foreign exchange loss	137,858	71,483	147,496	53,761
Dilution gain	(275,521)	(1,763,527)	(774,309)	(13,651,165)
Equity in loss of Aurora	1,293,576	815,243	2,685,565	3,264,617
Changes in current assets and liabilities:
Accounts receivable and other	(510,851)	(309,617)	(536,376)	(397,394)
Other liabilities	411,019	-	411,019	-
Accounts payable and accrued liabilities	(270,969)	22,045	(954,028)	29,548
Amounts due from related parties	8,674	(21,529)	32,125	(21,529)

Cash used in operating activities	(516,962)	(1,020,801)	(1,781,404)	(1,783,660)

Financing activities:
Issuance of common shares for cash	5,870,500	38,400,000	66,345,500	38,400,000
Cash received on exercise of warrants	-	2,329,097	4,942,743	7,791,256
Cash received on exercise of options	267,270	239,480	876,065	587,746
Share issue costs	(388,573)	(2,480,367)	(3,728,754)	(2,480,367)

Cash provided by financing activities	5,749,197	38,488,210	68,435,554	44,298,635

Investing activities:
Purchase of marketable securities and long term investments	(2,409,500)	(3,772,338)	(2,616,518)	(3,772,338)
Purchase of equipment	(204,724)	(76,030)	(298,691)	(133,857)
Investment in Aurora Energy Resources Inc.	-	-	-	(245,957)
Recovery of deferred exploration expenditures	409,906	-	644,440	-
Proceeds from sale of marketable securities	-	-	3,841,655	-
Interest in exploration properties and deferred exploration
expenditures	(1,924,706)	(1,778,189)	(2,718,484)	(3,373,572)

Cash used in investing activities	(4,129,024)	(5,626,557)	(1,147,598)	(7,525,724)

Cash flows from discontinued operations	-	-	-	(6,472)

Effect of exchange rate difference on cash and cash equivalents	(193,704)	30,438	(214,171)	36,548

Increase in cash	909,507	31,871,290	65,292,381	35,019,327

Cash, beginning of period	104,774,787	19,244,970	40,391,913	16,096,933

Cash, end of period	$105,684,294	$51,116,260	$105,684,294	$51,116,260

Non-cash investing and financing activities:
Stock-based compensation included in deferred exploration expense	$411,714	$52,133	$422,406	$91,415
Common stock issued for interest in exploration properties	-	1,242,500	-	1,242,500

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares
					Accumulated Other	Retained	Total
			Contributed		Comprehensive	Earnings	Shareholders'
	Shares	Amount	Surplus	Warrants	Income	(Deficit)	Equity
	#	$	$	$	$	$	$

Balance as at December 31, 2006	60,969,754	88,176,082	5,484,416	1,429,041	-	4,274,526	99,364,065

Adjustment to other comprehensive income for change in
accounting policy, net of future taxes of $123,458 (Note 2)	-	-	-	-	673,042	-	673,042
Adjustment to retained earnings for changes in accounting
policies, net of future taxes of $121,460 (Note 2)	-	-	-	-	-	662,159	662,159
Balance, as at January 1, 2007 as adjusted	60,969,754	88,176,082	5,484,416	1,429,041	673,042	4,936,685	100,699,266

Shares issued for cash	4,498,000	66,345,500	-	-	-	-	66,345,500
Exercise of stock options	592,566	1,447,884	(571,819)	-	-	-	876,065
Exercise of warrants	1,797,361	6,371,784	-	(1,429,041)	-	-	4,942,743
Recognition of future income tax benefit of share issue costs	-	1,019,117	-	-	-	-	1,019,117
Share issue costs - cash	-	(3,728,754)	-	-	-	-	(3,728,754)
Stock-based compensation	-	-	7,112,976	-	-	-	7,112,976
Unrealized gain on long-term investment (Note 5)	-	-	-	-	2,326,385	-	2,326,385
Recognition of future tax liability on long term investment	-	-	-	-	(360,590)	-	(360,590)
Net loss for the period	-	-	-	-	-	(10,630,874)	(10,630,874)

Balance as at June 30, 2007	67,857,681	159,631,613	12,025,573	-	2,638,837	(5,694,189)	168,601,834

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three Months	Six Months
	Ended	Ended
	June 30, 2007	June 30, 2007

Net loss for the period	$(9,488,197)	$(10,630,874)
Other comprehensive income:
Unrealized gain on long-term investment, net of future income taxes of $113,675 and $360,590 respectively	619,710	1,965,795

Total comprehensive loss	$(8,868,487)	$(8,665,079)

The accompanying notes form an integral part of these consolidated interim financial statements.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Note 7).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited annual consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities as at January 1, 2007, are recognized by adjusting opening retained earnings and/or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following four categories: held for trading, held-to- maturity, loans and receivables, available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

-

Held-to-maturity investments, loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

-	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

-	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

-

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

-

Marketable securities are classified as held for trading securities. Such securities are measured at fair value in the consolidated financial statements with all gains or losses included in net earnings in the period in which they arise. Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $464,385 to the carrying value of marketable securities at January 1, 2007, and an increase of $392,406 (net of future income taxes of $71,979) to retained earnings.

-

The Company’s investment in the common shares of Latin American Minerals Inc. (“LAT”) is classified as available-for-sale. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). Fair value is measured using the closing bid price of the security on the date of measurement. This change in accounting policy resulted in an increase of $796,500 to the carrying value of the Company’s investment in LAT at January 1, 2007, and an opening adjustment of $673,042 (net of future income taxes of $123,458) to accumulated other comprehensive income.

-

In November 2006, the Company received one-half of one common share purchase warrant for each common share purchased of LAT as part of a private placement offering. As at December 31, 2006, no value had been assigned to these warrants. Under the adoption of the new standard, these warrants are considered a derivative financial instrument and consequently are classified as held for trading and are measured at fair value. The fair value of these instruments is measured using the Black-Scholes option pricing model. This change in accounting policy resulted in an increase of $319,234 to the carrying value of the Company’s investment in LAT at January 1, 2007 and an opening adjustment of $269,753 (net of future income taxes of $49,481) to retained earnings.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not apply hedge accounting for any of its derivative financial instruments.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive loss and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

3.	PROPOSED TRANSACTION

On June 28, 2007, the Company announced that it had entered into a lock-up agreement (the “Lock-Up Agreement”) with NWG Investments Inc. (the “Significant Shareholder”), the owner of approximately 86% of the outstanding common shares of Newwest Gold Corporation (TSX – NWG) (“Newwest”), pursuant to which the Significant Shareholder has agreed to tender its shares, to and support a transaction (the “Proposed Transaction”) whereby the Company would seek to acquire all of the outstanding common shares of Newwest on the basis of 0.26 of one common share of the Company for each common share of Newwest. Subsequently, the Company and the Significant Shareholder entered into a supplementary lock-up agreement dated July 27, 2007 to provide that the Significant Shareholder would vote in favour of the Proposed Transaction.

Fronteer and Newwest have entered into an arrangement agreement dated July 27, 2007. The agreement provides that the Proposed Transaction will be consummated by way of a court-approved plan of arrangement whereby each Newwest common share will be exchanged for 0.26 of a Fronteer common share. In addition, all outstanding options of Newwest will be exchanged for replacement options of the Company and will be exercisable to acquire that number of common shares of the Company determined by reference to the share exchange ratio. The completion of the arrangement is subject to a number of customary conditions precedent, including that the Proposed Transaction be approved by 66 2/3% of the votes cast by Newwest’s shareholders and optionholders present in person or by proxy at the special meeting, voting together as a single class, and the approval of the arrangement by the Supreme Court of British Columbia. On August 8, 2007, the Supreme Court of British Columbia issued an Interim Order approving the Arrangement, subject to certain closing conditions. Both Newwest and the Significant Shareholder can terminate their respective agreements with the Company and pursue a superior transaction in certain circumstances, in which case the Company would be entitled to a termination fee from the Significant Shareholder of $5,600,000 and of $820,000 from Newwest. The Company has other customary rights, including a right to match competing offers, in this circumstance.

The cost of acquisition will include the fair value of the issuance of 15,181,920 Fronteer common shares at $12.31 per share, plus 523,250 stock options of Fronteer exchanged for those of Newwest with an average exercise price of $9.62 per share and a fair value of $2.6 million plus Fronteer’s estimated transaction costs of $2.8 million, providing a total preliminary purchase price of $192.3 million. The actual purchase price will be determined on the basis of the trading price of the Fronteer common shares on the date of issue. Accordingly, the cost of the acquisition will differ from the amounts disclosed herein.

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date of the announcement of the Lock-Up Agreement. The following assumptions were used for the Black-Scholes option pricing model for fair valuation of the stock options:

Risk-free interest rate	4.50%
Expected volatility of Fronteer’s share price	64.70%
Expected life (years)	1.5
Dividend rate	Nil

The acquisition will be accounted for as a purchase of assets. The excess of the purchase consideration over the adjusted book values of Newwest’s assets and liabilities will be assigned to “Exploration properties and deferred exploration expenditures.” The fair value of all identifiable assets and liabilities acquired will be determined by a valuation at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from the book values shown and the differences may be material.

On completion of valuation, with corresponding adjustments to the carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated statements of operations of the combined company for periods after the date of acquisition. Additional adjustments reflecting any changes in future tax assets or liabilities that would 7

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

3.	PROPOSED TRANSACTION (continued)

result from recording Newwest’s identifiable assets and liabilities at fair value will be made when the process of estimating the fair value of identifiable assets and liabilities is complete.

The following table is based on the March 31, 2007 balance sheet of Newwest. This preliminary allocation of purchase price, is subject to change:

$
Purchase price:
15,181,920 common shares of Fronteer	186,889,435
523,250 stock options of Fronteer	2,604,391
Acquisition costs	2,800,000
192,293,826

Net assets acquired:
Current assets	10,903,848
Other assets	7,078,085
Exploration properties and deferred exploration expenditures	232,854,863
Current liabilities	(963,531)
Other liabilities	(816,746)
Future income tax liability	(56,762,693)
192,293,826

Should the Proposed Transaction be completed and the Company acquires 100% of the Newwest common shares, current Fronteer shareholders would own approximately 81.7% of Fronteer and current Newwest shareholders would own approximately 18.3% of Fronteer.

4.	MARKETABLE SECURITIES

During the six months ended June 30, 2007, the Company disposed all of marketable securities it held. For accounting purposes, the Company recognized a loss on disposal of $366,143 due to the increase in the carrying value of the securities upon the initial adoption of CICA Handbook section 3855. As at June 30, 2007, the Company held no marketable securities.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

5.	LONG TERM INVESTMENTS

On November 21, 2006, the Company made a strategic investment in Latin American Minerals Inc. (“LAT”), a publicly traded company listed on the TSX Venture Exchange under the symbol ‘LAT’. The Company purchased, as part of a larger private placement, 5,310,000 units offered by LAT at a price of $0.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the Company to purchase one common share of LAT at an exercise price of $0.35 for a period of 12 months from the closing of the private placement. On April 4, 2007, the Company purchased 900,000 common shares of LAT at a price of $0.45 per share from an existing shareholder. On May 31, 2007, the Company increased its investment in LAT by purchasing, as part of a larger private placement, 2,000,000 units offered by LAT at a price of $1.00 per unit. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the Company to acquire one additional common share of LAT at a price of $1.25 for a period of 12 months.

As at June 30, 2007, the Company owned 18.8% of the issued and outstanding common shares of LAT.

As described in Note 2, the Company has determined that the share purchase warrants are derivative financial instruments and any change in fair value is included in earnings for the period. The common shares have been designated as available-for-sale and any change in fair value is included in other comprehensive income, until such time as the common shares are sold or otherwise disposed of at which time any gains or losses will be included in earnings for the period.

	As at June 30, 2007
		Mark-to-Market
	Fair Value	Gain during period
LAT – common shares	$6,650,100	$2,326,385
LAT – share purchase warrants	1,318,288	789,269
	$7,968,388	$3,115,654

	As at December 31, 2006
		Transitional
	Cost	Adjustment	Fair Value
LAT – common shares	$1,327,500	$796,500	$2,124,000
LAT – share purchase warrants	-	319,234	319,234

	$1,327,500	$1,115,734	$2,443,234

The Company also has investments in other companies for a total cost of $22,166.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

6.	INVESTMENT IN AURORA ENERGY RESOURCES INC.

Effective March 22, 2006, the Company’s ownership interest in Aurora was reduced to 50.2% as a result of Aurora issuing additional common shares to third parties in its initial public offering. Prior to this date, the Company had a joint venture ownership interest that exceeded 50.2%. The Company’s consolidated financial statements for prior periods include the Company’s proportionate share of Aurora’s assets, liabilities, operations and cash flows.

On March 30, 2006, the Company was notified that the Underwriters of Aurora’s IPO would be exercising their over allotment option to purchase an additional 1,041,667 common shares of Aurora, thereby diluting the Company’s ownership to 49.3%. The exercise of the over-allotment option was completed on April 5, 2006. Accordingly, the equity method has been applied to account for the Company’s investment in Aurora from March 22, 2006 onwards.

Under the equity method, the Company’s percentage interest in the net assets and results of operations of Aurora are presented in a single line on the balance sheet as “Investment in Aurora Energy Resources Inc.” and in the statement of operations and deficit as “Equity in loss of Aurora Energy Resources Inc.”, respectively. The Company has also recorded a dilution gain of $774,309 with respect to its investment in Aurora for the period ended June 30, 2007, which is also included on the balance sheet as a part of “Investment in Aurora Energy Resources Inc.” The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

The Company invested an additional $10,000,002 in a private placement offering in Aurora on October 5, 2006, subscribing for 956,938 common shares at $10.45 per share. As at June 30, 2007, the Company owned 30,947,336 common shares of Aurora or 46.8% of Aurora’s issued and outstanding common shares.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total				Total
	December 31,	Additions	Recoveries	Write-	June 30,
	2006			downs/Transfers	2007
	$	$	$	$	$
TURKEY (Note 7(a))
Agi Dagi	6,809,695	147,063	(29,364)	-	6,927,394
Kirazli	4,025,890	27,261	-	-	4,053,151
Biga	246,999	9,141	-	-	256,140
Pirentepe	1,064,650	12,374	(12,897)	-	1,064,127
Halilaga	772,935	28,346	(60,039)	-	741,242
General Turkey	44,679	-	-	-	44,679
Aydin	34,142	688	-	-	34,830
Babi Dagi	-	2,418	-	-	2,418
Samli	22,241	131,939	-	-	154,180
Nidge	9,631	1,132	-	-	10,763
Dedidagi	8,517	3,162	-	-	11,679
TV Tower	36,198	-	-	-	36,198
Recognition of future
income tax liability	1,180,439	64,387	-	-	1,244,826
	14,256,016	427,911	(102,300)	-	14,581,627

MEXICO (Note 7(b))
Agua Grande	8,999	14,916	-	(23,915)	-
Clara	916,109	261,876	-	(1,177,985)	-
San Pedro	383,165	203,786	-	(586,951)	-
	1,308,273	480,578	-	(1,788,851)	-

YUKON (Note 7(c))
Wernecke Properties	2,833,723	2,119,969	(542,140)	-	4,411,552

OTHER
PROPERTIES	52,205	777	-	(664)	52,318
	18,450,217	3,029,235	(644,440)	(1,789,515)	19,045,497

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	Turkey	Mexico	Yukon	Other	Total
	$	$	$	$	$
December 31, 2006	14,256,016	1,308,273	2,833,723	52,205	18,450,217
2007 expenditures:
Acquisition costs	-	41	16,100	268	16,409
Assaying & geochemical	40,102	17,075	101,975	112	159,264
Camp & field costs	28	-	489,388	-	489,416
Drilling	-	267,313	185,384	-	452,697
Engineering studies	118,554	-	-	-	118,554
Geophysics	9,392	-	(909)	-	8,483
Transportation	17,364	35,619	316,902	-	369,885
Wages, consulting and
management fees	162,566	125,791	898,227	397	1,186,981
Other	15,518	34,739	8,142	-	58,399
Recognition of future
income tax liability	64,387	-	104,760	-	169,147
	427,911	480,578	2,119,969	777	3,029,235
Exploration costs
written-off	-	(1,788,851)	-	(664)	(1,789,515)
Recoveries	(102,300)	-	(542,140)	-	(644,440)
	(102,300)	(1,788,851)	(542,140)	(664)	(2,433,955)
June 30, 2007	14,581,627	-	4,411,552	52,318	19,045,497

(a)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively. Under the terms of the MOUs, the Company issued to TCAM a total of U.S. $500,000 in its common shares upon signing, allocated as 300,000 common shares to the Agi Dagi property, 200,000 to the Kirazli property and 111,930 to the Biga Properties.

On April 30, 2006, the Company received notice from TCAM that it was exercising its option to earn back 60% of the Agi Dagi and Kirazli properties prior to the Company completing its earn-in requirements. As a result of this election, the Company is deemed to have earned 100% of each project. The Company issued to TCAM 85,000 common shares on April 30, 2006 (10,000 for Agi Dagi and 75,000 for Kirazli) and because of the TCAM back-in election has no further obligation to issue additional shares to TCAM for these properties.

To earn back a 60% interest in Agi Dagi and Kirazli, TCAM is required to spend approximately US$10,000,000 on Agi Dagi and US$5,000,000 on Kirazli by April 30, 2008, with at least 50% of each amount to be spent in the first year. TCAM also has been granted a 1% Net Smelter Return (“NSR”) on Agi Dagi and a 2% NSR on Kirazli. As at June 30, 2007, TCAM has advised they have completed expenditures totalling approximately US$8,915,519 and US$4,815,800 on Agi Dagi and Kirazli, respectively TCAM may earn an additional 10% interest in either Agi Dagi or Kirazli by completing a final feasibility study within four years of meeting the expenditure commitment outlined above.

TCAM relinquishes its NSR royalty upon earning back an interest in a project. If TCAM completes an earn back on Agi Dagi or Kirazli, the Company will pay a production bonus to TCAM of US$10 per ounce of gold from the

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli.

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of four newly designated properties governed by the Biga Properties MOU, called Pirentepe, Halilaga, TV Tower and Dedidagi. As a result of this election, the Company is deemed to have earned back 100% of each of these properties. The Company and TCAM agreed to a reallocation of costs, previously capitalized to the Biga Properties, to each of the designated properties to determine the amount of TCAM’s earn back expenditure.

To earn back a 60% interest in any one of these four properties, TCAM is required to spend approximately US$2,800,000 on Pirentepe, approximately US$2,100,000 on Halilaga, approximately US$97,000 on TV Tower and approximately US$23,000 on Dedidagi, by November 30, 2009, with 50% or more required in year one. Upon back in, TCAM relinquishes its NSR royalty. TCAM may earn an additional 10% interest in property by completing a feasibility study and completing other requirements. As at June 30, 2007, TCAM has spent approximately US$196,458, and US$1,589,735 on Pirentepe and Halilaga, respectively.

In addition, the Company acquired by way of auction two properties in Balikesir Province called the Samli Property and three properties in Canakkale Province, Turkey, at a cost of approximately $25,142.

(b)	Mexico

On October 26, 2005, the Company entered into an agreement with Minera Teck Cominco S.A de C.V (“Minera”), whereby the Company can acquire a 100% interest in both the Clara and San Pedro gold properties, located in the state of Jalisco. The Company also staked the Agua Grande property.

At June 30, 2007, the Company after considering all available information and results regarding these properties decided to cease exploration activities on these properties for the foreseeable future. As a result, deferred exploration expenditures totaling $1,788,851 related to the Mexican properties has been written-off.

(c)	Wernecke Breccias, Yukon

On January 24, 2006, the Company and Rimfire Mineral Corporation (“Rimfire”) jointly signed an agreement with Newmont Exploration of Canada, a subsidiary of Newmont Mining Corporation (“Newmont”) and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. (“NVI”), to acquire mineral claims and a data set covering a large region of northern Yukon Territory known as the Wernecke Breccias. The Company and Rimfire have earned a 100% interest in the claims and data by spending a minimum of $2,000,000 on exploration and staking additional claims within the agreement’s area of interest (“AOI”). Newmont and NVI retain a total 2% NSR over the AOI. The Company is the operator of the project, with an 80% interest, and Rimfire holds a 20% interest.

In May 2007, the Company and Rimfire reached an agreement regarding the joint operation of an unincorporated joint venture whereby ongoing exploration expenses will be shared pro rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% net profit interest after pay-back of capital. Upon reaching the agreement Rimfire advanced 50% of their proportionate share of the estimated costs for the 2007 summer field program to the Company. The unexpended portion of this advance has been recorded as a liability, which amounted to $411,019 as at June 30, 2007.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

7.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

During the six months ended June 30, 2007, the Company recovered $542,140 from Rimfire. Of this amount, $164,179 represents Rimfire’s share of the costs incurred in 2006 in excess of the $2 million earn-in amount and the remaining $377,961 represents Rimfire’s proportionate share of the costs incurred for the 2007 summer field program.

8.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. As at June 30, 2007, there were 67,857,681 issued and outstanding common shares of the Company.

	(a)	Financing:

In March 2007, the Company completed a private placement financing, issuing a total of 4,100,000 common shares at a price of $14.75 per share for gross proceeds of $60,475,000. The offering had a 15% greenshoe option, allowing the Underwriters to acquire up to an additional 615,000 common shares at a price of $14.75 per share for 30 days after the close of the Offering. On April 5, 2007, the Company was notified that the Underwriters’ would be purchasing 398,000 common shares under this greenshoe option for gross proceeds of $5,870,500 to the Company. The remaining greenshoe option expired on April 15, 2007. The Underwriters received a cash commission of 5% of gross proceeds.

	(b)	Stock Option Plan:

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

8.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Balance, December 31, 2006	3,849,100	$2.95
Options granted	985,000	13.93
Options exercised	(592,566)	1.49
Options expired	(33,334)	6.50
Outstanding, June 30, 2007	4,208,200	$5.70

Options exercisable at June 30, 2007 totalled 3,811,533 (December 31, 2006 – 3,154,101).

At June 30, 2007, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

		Weighted
		average
	Number of	remaining	Weighted average
	options	contractual	Exercise
Range of prices	outstanding	life	Price
			$
$0.01 to $0.99	315,000	1.39 years	0.84
$1.00 to $1.99	1,371,000	2.25 years	1.26
$2.00 to $2.99	424,500	3.00 years	2.34
$3.00 to $3.99	30,000	3.25 years	3.26
$4.00 to $4.99	160,000	3.75 years	4.51
$5.00 to $5.99	25,000	4.13 years	5.09
$6.00 to $6.99	751,700	3.86 years	6.50
$10.00 to $10.99	246,000	4.48 years	10.15
$14.00 to $14.99	835,000	4.67 years	14.24
$16.00 to $16.99	50,000	4.80 years	16.09
	4,208,200	3.27 years	5.70

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the six months ended June 30, 2007 and 2006 (unaudited)

8.	SHARE CAPITAL (continued)

(c) Stock-based compensation:

For the six months ended June 30, 2007, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options. Exercise price and vesting dates may also vary.

For the six months June 30, 2007, the Company has capitalized a total of $218,967 of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $6,894,009 of stock-based compensation expense.

(d) Warrants:

During the six months ended June 30, 2007, 1,797,361 warrants with a weighted-average exercise price of $2.75 were exercised for gross proceeds of $4,942,743 to the Company. As at June 30, 2007, there were no outstanding share purchase warrants.

9.	RELATED PARTY TRANSACTIONS

(a)

For the six months ended June 30, 2007, the Company incurred $282 (six months ended June 30, 2006 – $8,177) in legal fees to a law firm of which a director is a partner. For the three months ended June 30, 2007, the Company incurred $nil (three months ended June 30, 2006 - $5,533) in legal fees to the same law firm of which a director is a partner.

(b)

For the six months ended June 30, 2007, the Company invoiced Aurora $374,407 (six months ended June 30, 2006 - $635,914) for its share of office costs, employee wages and benefits. For the three months ended June 30, 2007, the Company invoiced Aurora $182,830 (three months ended June 30, 2006 - $306,854) for similar costs. At June 30, 2007, the Company had a receivable due from Aurora of $120,279 (2006 - $21,529) relating to these expenditures.

In April 2006, the Company and Aurora signed a cost-sharing agreement whereby the Company will charge common office and employee benefit costs to Aurora. This arrangement will be evaluated regularly and adjusted based upon the activity levels of each company and can be terminated on 60 days notice by either party.

10.	SEGMENTED AND JOINT VENTURE INFORMATION

Geographical segmented information

The Company has three geographical segments: Canada, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 6 and 7. The net loss relating to the operations in Canada, Mexico and Turkey totaled $8,656,173, $1,440,492 and $534,209 respectively for the six months ended June 30, 2007.

CORPORATE INFORMATION

Corporate Head Office Vancouver
1650 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

Phone: 604-632-4677
Fax: 604-632-4678
Website: www.fronteergroup.com
Email: info@fronteergroup.com

Information Office Toronto
700 – 357 Bay Street
Toronto, Ontario
Canada M5H 2T7
Phone: 416-362-5556
Fax: 416-362-3331

Directors
Oliver Lennox-King, Chairman
Mark O’Dea
George Bell
Scott Hand
Lyle Hepburn
Donald McInnes
Jo Mark Zurel

Officers and Management
Mark O’Dea, President and Chief Executive Officer
Sean Tetzlaff, Chief Financial Officer, Vice President, Finance and Corporate Secretary
Ian Cunningham Dunlop, Vice President, Exploration
Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist

Legal Counsel
Goodman and Carr LLP
2300 – 200 King Street West
Toronto, Ontario M5H 3W5

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Registrar and Transfer Agent
Equity Transfer and Trust Company
400 – 200 University Avenue
Toronto, Ontario, M5H 4H1

Shares Quoted
Toronto Stock Exchange:              FRG
American Stock Exchange:            FRG

Capitalization
Issued capital:                                  67,857,681
Fully diluted:                                    72,065,881
As at August 13, 2007